Exhibit 99.1

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars)

Crowe MacKay LLP

1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of New Found Gold Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of loss and comprehensive loss and cash flows and equity for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants
Vancouver, Canada

March 10, 2022

We have served as the Company’s auditor since 2020.

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2021 $	December 31, 2020 $
ASSETS
Current assets
Cash		100,484,576	47,731,125
Investments, at fair value	5	31,942,458	21,089,997
Amounts receivable		-	2,837
Prepaid expenses and deposits	6	2,179,057	1,258,203
Sales taxes recoverable		1,807,182	1,024,369
Right-of-use assets	8	-	54,034
Other assets		107,376	-
Total current assets		136,520,649	71,160,565

Non-current assets
Exploration and evaluation assets	3	8,525,481	999,234
Property and equipment	4	2,914,459	1,377,129
Right-of-use assets	8	97,258	-
Total non-current assets		11,537,198	2,376,363

Total Assets		148,057,847	73,536,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	2,573,200	396,451
Flow-through share premium	7	10,129,196	185,431
Lease liabilities	8	54,250	53,201
Total current liabilities		12,756,646	635,083

Flow-through share premium	7	12,600,000	-
Lease liabilities	8	46,600	-
Total non-current liabilities		12,646,600	-

Total liabilities		25,403,246	635,083

EQUITY
Share capital	9	181,795,493	87,668,764
Reserves	9	30,474,764	24,208,662
Deficit		(89,615,656)	(38,975,581)
Total equity		122,654,601	72,901,845

Total Liabilities and Equity		148,057,847	73,536,928

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCY (Note 15)

SUBSEQUENT EVENTS (Note 18)

These financial statements are authorized for issue by the Board of Directors on March 10, 2022. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“John Anderson”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2021 $	2020 $
Expenses
Corporate development and investor relations		1,306,045	758,421
Depreciation	4,8	582,930	129,957
Exploration and evaluation expenditures	3,10	42,271,457	8,107,439
Office and sundry		469,476	105,067
Professional fees	10	955,337	677,243
Salaries and consulting	10	3,100,723	1,948,113
Share-based compensation	9,10	7,612,214	26,457,335
Transfer agent and regulatory fees		260,159	91,487
Travel		103,871	72,226
Loss from operating activities		(56,662,212)	(38,347,288)
Settlement of flow-through share premium	7	6,617,730	1,772,188
Foreign exchange (loss)		2,453	(12,214)
Gain on sale of exploration and evaluation assets	3	499,415	4,384,953
Impairment of exploration and evaluation assets	3	(28,604)	(166,662)
Interest expense		(7,493)	(3,544)
Interest income		122,714	61,882
Net realized gains on disposal of investments	5	192,114	-
Net change in unrealized (losses) on investments	5	(1,376,192)	(223,754)
Loss and comprehensive loss for the year		(50,640,075)	(32,534,439)
Loss per share – basic and diluted ($)	11	(0.33)	(0.29)
Weighted average number of common shares outstanding – basic and diluted		154,949,075	112,657,850

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2021 $	2020 $
Cash flows from operating activities
Loss for the year	(50,640,075)	(32,534,439)
Adjustments for:
Depreciation	582,930	129,957
(Gain) on sale of exploration and evaluation assets	(499,415)	(4,384,953)
Impairment of exploration and evaluation assets	28,604	166,662
Interest expense	7,493	3,544
Settlement of flow-through share premium	(6,617,730)	(1,772,188)
Share-based compensation	7,612,214	26,457,335
Net realized gains on disposal of investments	(192,114)	-
Net change in unrealized losses on investments	1,376,192	223,754
	(48,341,901)	(11,710,328)
Change in non-cash working capital items:
Decrease in amounts receivable	2,837	43,248
(Increase) in prepaid expenses and deposits	(920,854)	(821,767)
(Increase) in other assets	(107,211)	-
(Increase) in sales taxes recoverable	(782,813)	(733,294)
Increase in accounts payable and accrued liabilities	1,637,860	3,602
Net cash used in operating activities	(48,512,082)	(13,218,539)

Cash flows used in investing activities
Purchases of exploration and evaluation assets	(3,938,898)	(100,000)
Expenditures on claims staking and mineral license renewals	(111,130)	(42,930)
Proceeds on disposal of investments	1,313,462	-
Purchases of investments	(12,850,001)	-
Purchases of property and equipment	(1,484,104)	(1,446,440)
Net cash used in investing activities	(17,070,671)	(1,589,370)

Cash flows from financing activities
Issuance of common shares in initial public offering	-	31,395,000
Issuance of common shares in private placements	120,501,665	7,118,196
Share issue costs	(4,457,654)	(3,032,606)
Stock options exercised	1,236,170	7,036,624
Warrants exercised	1,156,523	12,721,057
Lease payments	(93,984)	(32,331)
Interest expense on lease liabilities	(6,516)	(3,544)
Net cash generated from financing activities	118,336,204	55,202,396

Net increase in cash	52,753,451	40,394,487
Cash at beginning of year	47,731,125	7,336,638
Cash at end of year	100,484,576	47,731,125

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 12)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Shares issued in private placements	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(813,952)	-	813,952	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	26,457,335	-	-	26,457,335
Stock options exercised	9,195,000	12,204,631	(5,168,007)	-	-	7,036,624
Warrants exercised	16,554,292	15,283,142	-	(2,562,085)	-	12,721,057
Total comprehensive loss for the year	-	-	-	-	(32,534,439)	(32,534,439)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Issued pursuant to acquisition of exploration and evaluation assets	458,823	3,505,408	-	-	-	3,505,408
Flow-through shares issued in private placements	12,905,500	120,501,665	-	-	-	120,501,665
Share issue costs	-	(4,457,654)	-	-	-	(4,457,654)
Flow-through share premium	-	(29,161,495)	-	-	-	(29,161,495)
Share-based compensation	-	-	7,612,214	-	-	7,612,214
Stock options exercised	1,273,000	2,096,982	(860,812)	-	-	1,236,170
Warrants exercised	883,854	1,641,823	-	(485,300)	-	1,156,523
Total comprehensive loss for the year	-	-	-	-	(50,640,075)	(50,640,075)
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These financial statements were approved by the Board of Directors of the Company on March 10, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended December 31, 2021 and 2020.

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Foreign currencies

The presentation and functional currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

e)	Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not have any cash equivalents as at December 31, 2021 and 2020.

f)	Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future rehabilitation costs is capitalized to exploration and evaluation assets along with a corresponding increase in the rehabilitation provision in the period incurred.

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as exploration and evaluation assets. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets and the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. There are no decommissioning liabilities for the periods presented.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives of 25 years for Property & Buildings, 2 years for Geological Equipment, 2 years for Computer Equipment, and 3 years for Vehicles. Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property, plant and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion projects. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

h)	Leases

The Company recognizes assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments for the lease agreements entered after the transition date which are not short term or low value leases. The right-of-use asset is measured at cost, which is equal to the initial lease liability adjusted for any lease payments at or before the commencement date, less any lease incentives received. It is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for re-measurements of the lease liability. Right-of-use assets are depreciated over the term of the lease.

A lease liability is measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate. It is subsequently increased by the interest cost on the lease liability, less the lease payments made. Lease liabilities are re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or in the assessment of whether an extension option is reasonably certain to be exercised. The Company’s estimated weighted average incremental borrowing rate for the years ended December 31, 2021 and 2020 is 12%.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the changes in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

j)	Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement of shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In the event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

k)	Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL") based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income.

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Amounts receivable	Amortized cost
Deposits	Amortized cost
Accounts payables	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets.

The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

l)	Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.

(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.

(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy. See Note 5 for details of investments held by the Company as at December 31, 2021 and 2020.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Flow-through shares

The Company will from time to time issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

n)	Earnings and loss per share

The Company presents basic and diluted earnings and loss per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share does not adjust the earnings or loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

o)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

p)	Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 16.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in      general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.

This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at December 31, 2021 and has impaired $28,604 (December 31, 2020 - $166,662) in exploration and evaluation assets. Refer to Note 3 for further information.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

There were no new accounting standards issued that were mandatory for adoption in 2021, and as a result no new standards were adopted by the Company during the year ended December 31, 2021.

r)	New and amended IFRS standards not yet effective

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been adopted early. These standards are not expected to have a material impact on the Company.

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2021 and December 31, 2020:

	Newfoundland
	Queensway(i)	Other(ii)	Ontario(iii)	Total
Year ended December 31, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Acquisition costs	7,444,306	-	-	7,444,306
Claim staking and license renewal costs	106,530	4,600	-	111,130
Disposal of exploration and evaluation assets	(585)	-	-	(585)
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	5,611,068	-	53,447	5,664,515
Drilling	19,102,621	-	277,748	19,380,369
Environmental studies	395,015	-	-	395,015
Geophysics	3,257,813	-	374,660	3,632,473
Imagery and mapping	104,665	-	-	104,665
Office and general	512,922	-	1,631	514,553
Property taxes, mining leases and rent	59,997	-	-	59,997
Petrography	-	-	7,996	7,996
Reclamation	335,783	-	732	336,515
Salaries and consulting	6,391,133	12,295	165,863	6,569,291
Supplies and equipment	3,893,748	923	62,338	3,957,009
Technical reports	854,541	-	22,479	877,020
Travel and accommodations	742,796	577	18,641	762,014
Trenching	9,860	-	77,715	87,575
Exploration cost recovery	(77,550)	-	-	(77,550)
	41,194,412	13,795	1,063,250	42,271,457
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway (i)	Other(ii)	Ontario(iii)	Total
Year ended December 31, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Claim staking and license renewal costs	37,230	2,100	3,600	42,930
Disposal of exploration and evaluation assets	(75,000)	(2,750)	-	(77,750)
Impairment of exploration and evaluation assets	(10,000)	(2,750)	(153,912)	(166,662)
Balance as at December 31, 2020	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	-	837,133	3,470,908
Assays	848,000	963	209,159	1,058,122
Drilling	2,560,406	-	-	2,560,406
Geochemistry	-	-	5,330	5,330
Geophysics	838,235	-	-	838,235
Office and general	47,130	499	714	48,343
Property taxes, mining leases and rent	46,217	-	5,812	52,029
Reclamation	163,598	-	-	163,598
Salaries and consulting	1,801,863	37,870	115,985	1,955,718
Supplies and equipment	879,816	6,470	80,803	967,089
Travel and accommodations	225,550	49	150	225,749
Trenching	231,635	-	31,865	263,500
Exploration cost recovery	(30,680)	-	-	(30,680)
	7,611,770	45,851	449,818	8,107,439
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347

(i)	Queensway Project – Gander, Newfoundland

As at December 31, 2021, the Company owns a 100% interest in 86 (December 31, 2020 – 86) mineral licenses including 6,041 (December 31, 2020 – 6,041) claims comprising 151,030 (December 31, 2020 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

During the year ended December 31, 2021, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), to purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”) for cash consideration of $1,300,000 (paid) and the issuance of 152,941 common shares (issued) in the capital of the Company to each Vendor, for aggregate cash consideration of $3,900,000 and aggregate share consideration of 458,823 common shares with a value of $3,505,408. The Company also incurred $38,898 in legal and filing fees in connection with the transaction. The royalty purchase was completed on November 25, 2021.The total amount of the consideration paid of $7,444,306 is included in mineral property acquisition costs at December 31, 2021.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Disposal of Newfoundland Properties

During the year ended December 31, 2021, the Company sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non-cash consideration of 5,000,000 common shares of Long Range valued at $500,000 (Note 5). The Company recognized a gain on sale of exploration and evaluation assets in the amount of $499,415 and derecognized exploration and evaluation assets at their carrying value of $585. The Company retained a 1% NSR on future production from the mineral claim, 0.5% of which can be repurchased by Long Range for $750,000.

During the year ended December 31, 2020, the Company recognized a gain on disposal of certain Newfoundland exploration and evaluation assets of $4,384,953. The Company received total non-cash consideration comprised of investments having a fair value of $4,462,703, and derecognized exploration and evaluation assets at their carrying value of $77,750. The Company retained a 2% net smelter returns royalty on future production from the mineral claims.

Impairment of Newfoundland Properties

During the year ended December 31, 2021, the Company recorded an impairment of $Nil (2020 - $10,000) in acquisition costs related to projects no longer being explored.

(ii)	Other Projects - Newfoundland

Impairment of Newfoundland Properties

During the year ended December 31, 2021, the Company recorded an impairment of $Nil (2020 - $2,750) in acquisition costs related to projects no longer being explored.

(iii)	Ontario Projects

As at December 31, 2021, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the year ended December 31, 2021, the Company recorded an impairment of $28,604 (2020 - $153,912) in acquisition costs related to projects no longer being explored.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

	Property and	Computer	Geological
	Buildings	Equipment	Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2020	—	—	—	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,446,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389
Additions	1,291,476	16,532	487,102	226,740	2,021,850
Balance at December 31, 2021	2,127,485	32,392	823,122	531,240	3,514,239
Accumulated Depreciation
Balance at January 1, 2020	—	—	—	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260
Depreciation	46,656	13,017	288,000	136,847	484,520
Balance at December 31, 2021	53,654	17,107	333,474	195,545	599,780
Carrying Amount
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129
At December 31, 2021	2,073,831	15,285	489,648	335,695	2,914,459

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

Investments consisted of the following as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Equities held (i)	28,578,556	21,089,997
Warrants held (ii)	3,363,902	—
Total Investments	31,942,458	21,089,997

(i) Equities held

The Company held the following equities as at December 31, 2021 and 2020:

			Fair Value
			December 31,
		Cost	2021
	Quantity	$	$
Exploits Discovery Corp.	13,229,466	8,462,704	7,276,206
Labrador Gold Corp.	12,555,556	8,850,000	11,300,000
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	9,502,350
Total Equities		33,827,154	28,578,556

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held (continued)

			Fair Value
			December 31,
		Cost	2020
	Quantity	$	$
Exploits Discovery Corp. (i)	6,562,799	4,462,703	3,957,368
MetalsTech Limited	3,000,000	586,920	604,852
Novo Resources Corp.	6,944,444	16,736,110	16,527,777
Total Equities		21,785,733	21,089,997

(i)	The Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and trading restrictions expiring April 8, 2021 and was discounted in the amount of $439,708.

Investments in Exploits Discovery Corp., MetalsTech Limited, Labrador Gold Corp. and Novo Resources Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies. Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 16).

(ii) Warrants held

The Company held the following warrants as at December 31, 2021:

			Fair Value
			December 31,
		Cost	2021
	Quantity	$	$
Exploits Discovery Corp.	6,666,667	—	837,381
Labrador Gold Corp.	6,277,778	—	2,526,521
Total Warrants		—	3,363,902

The Company did not hold any investments in warrants as at December 31, 2020.

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the years ended December 31, 2021 and 2020 is as follows:

	Year ended December 31,
	2021	2020
	$	$
Investments, beginning of year	21,089,997	114,937
Investments received in private placement	—	16,736,110
Investments received in sale of exploration and evaluation assets	500,000	4,462,704
Purchases of investments	12,850,001	—
Disposition of investments	(1,313,462)	—
Realized gain on investments	192,114	—
Unrealized (loss) on investments	(1,376,192)	(223,754)
Investments, end of year	31,942,458	21,089,997

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

6.	PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2021	2020
	$	$
Prepaid expenses	1,966,959	761,595
Mineral license deposits	212,098	496,608
Prepaid expenses and deposits, end of year	2,179,057	1,258,203

7.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued	Issued	Issued	Issued
	June 4, 2020	June 10, 2020	April 8, 2021	August 24, 2021	November 25, 2021	Total
	$	$	$	$	$	$
Balance at December 31, 2019	—	—	—	—	—	—
Liability incurred on flow-through shares issued	1,697,704	259,915	—	—	—	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	—	—	—	(1,772,188)
Balance at December 31, 2020	160,811	24,620	—	—	—	185,431
Liability incurred on flow-through shares issued	—	—	1,971,330	14,590,165	12,600,000	29,161,495
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,971,330)	(4,460,969)	—	(6,617,730)
Balance at December 31, 2021	—	—	—	10,129,196	12,600,000	22,729,196

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the year ended December 31, 2021, the Company incurred $33,254,971 (2020 – $6,443,941) in Qualifying CEE and amortized a total of $6,617,730 (2020 - $1,772,188) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at December 31, 2021, the Company must spend another $39,920,949 of Qualifying CEE within one year to satisfy its remaining current flow-through liability of $10,129,196. The Company must also spend another $48,000,000 of Qualifying CEE by November 24, 2023 to satisfy its remaining non-current flow-through liability of $12,600,000.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS

The Company leases certain assets under lease agreements. The lease liabilities consists of residential, office and equipment leases. The leases are non-interest bearing and expiry dates for these leases range from May 2022 to November 2041. The related lease liabilities were measured at the present value of the remaining lease payments discounted using an incremental borrowing rate of 12% upon commencement of the lease.

As at December 30, 2021 and 2020, the Company’s right-of use assets were as follows:

Total
$
Cost
Balance at January 1, 2020	—
Additions	85,532
Balance at December 31, 2020	85,532
Additions	141,633
Balance at December 31, 2021	227,165
Accumulated Depreciation
Balance at January 1, 2020	—
Depreciation	31,497
Balance at December 31, 2020	31,497
Depreciation	98,410
Balance at December 31, 2021	129,907
Carrying Amount
At December 31, 2020	54,035
At December 31, 2021	97,258

As at December 30, 2021 and 2020, the Company’s lease liabilities were as follows:

Lease liability	December 31, 2021	December 31, 2020
Current portion	$54,250	$53,201
Non-current portion	46,600	—
Total lease liabilities	$100,850	$53,201

A Reconciliation of debt arising from lease liabilities is as follows:

	December 31, 2021	December 31, 2020
Lease liabilities beginning of year	$53,201	$—
Additions to lease liabilities	141,633	85,532
Principal payments on lease liabilities	(93,984)	(32,331)
	$100,850	$53,201

As at December 30, 2021 and 2020, the Company is committed to minimum lease payments as follows:

Maturity analysis	December 31, 2021	December 31, 2020
Less than one year	$62,517	$53,201
One to five years	22,130	—
More than five years	106,187	—
Total undiscounted lease liabilities	$190,835	$53,201

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS (continued)

Amounts recognized in profit or loss	December 31, 2021	December 31, 2020
Interest on lease liabilities	$6,516	$3,544
Expenses related to short-term leases	$—	$—

Amounts recognized in the statement of cash flows	December 31, 2021	December 31, 2020
Principal payments on lease liabilities	$93,983	$32,331
Total cash outflows for leases	$100,499	$35,875

9.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2021

During the year ended December 31, 2021, 1,273,000 stock options were exercised at a weighted average exercise price of $0.97 per share for gross proceeds of $1,236,170.

During the year ended December 31, 2021, 883,854 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,156,523.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

On November 25, 2021, the Company issued 458,823 common shares with an estimated value of $3,505,408 as a portion of the consideration paid to acquire royalty interests for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (Note 3).

Details of Common Shares Issued in 2020

During the year ended December 31, 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the year ended December 31, 2021 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
	Exercise	December			Forfeited/	December	December
Expiry date	Price	31, 2020	Granted	Exercised	Expired	31, 2021	31, 2021
February 20, 2022	$0.15	75,000	—	(75,000)	—	—	—
September 30, 2023	$0.40	250,000	—	(100,000)	—	150,000	150,000
December 17, 2024	$0.50	2,685,000	—	(760,000)	—	1,925,000	1,925,000
April 18, 2025	$1.00	1,500,000	—	(50,000)	—	1,450,000	1,450,000
May 23, 2025	$1.075	225,000	—	(25,000)	—	200,000	200,000
August 11, 2025	$1.40	2,965,000	—	(65,000)	—	2,900,000	2,900,000
September 3, 2025	$2.07	215,000	—	(100,000)	—	115,000	115,000
October 1, 2025	$2.15	25,000	—	—	—	25,000	25,000
December 31, 2025	$4.10	6,242,500	—	(87,500)	—	6,155,000	6,155,000
April 29, 2026	$6.79	—	1,369,000	(10,500)	(64,250)	1,294,250	1,118,000
May 17, 2026	$8.62	—	200,000	—	—	200,000	200,000
September 27, 2026	$8.70	—	125,000	—	—	125,000	12,500
November 26, 2026	$8.04	—	62,500	—	(6,750)	55,750	6,250
		14,182,500	1,756,500	(1,273,000)	(71,000)	14,595,000	14,256,750
Weighted average exercise price $		2.36	5.39	0.97	6.91	3.01	2.92
Weighted average contractual remaining life (years)		4.58	—	—	—	3.71	3.71

The continuity of share purchase options for the year ended December 31, 2020 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
		December			Forfeited/	December	December
Expiry date	Exercise Price	31, 2019	Granted	Exercised	Expired	31, 2020	31, 2020
February 20, 2022	$0.15	1,930,000	—	(1,855,000)	—	75,000	75,000
September 30, 2023	$0.40	350,000	—	(100,000)	—	250,000	250,000
December 17, 2024	$0.50	5,605,000	—	(2,920,000)	—	2,685,000	2,685,000
April 18, 2025	$1.00	—	2,300,000	(800,000)	—	1,500,000	1,500,000
May 23, 2025	$1.075	—	1,670,000	(1,445,000)	—	225,000	225,000
August 11, 2025	$1.40	—	5,040,000	(2,075,000)	—	2,965,000	2,965,000
September 3, 2025	$2.07	—	215,000	—	—	215,000	215,000
October 1, 2025	$2.15	—	25,000	—	—	25,000	25,000
December 31, 2025	$4.10	—	6,242,500	—	—	6,242,500	6,242,500
		7,885,000	15,492,500	(9,195,000)	—	14,182,500	14,182,500
Weighted average exercise price $		0.41	2.40	0.77	—	2.36	2.36
Weighted average contractual remaining life (years)		4.22	5.0	—	—	4.58	4.58

The weighted average fair value of share purchase options exercised during the year ended December 31, 2021 is $0.68 (2020 - $0.56). The weighted average share price of options exercised at the date of exercise during the year ended December 31, 2021 is $8.84 (2020 – $3.12).

The weighted average fair value of share purchase options granted during the year ended December 31, 2021 is $5.15 (2020 - $1.71).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2021	2020
Risk-free interest rate	0.95%	0.39%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	95.13%	96.82%
Grant date share price	$7.18	$2.39
Expected forfeiture rate	—	—
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

Warrants

The continuity of warrants for the year ended December 31, 2021 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	December 31,
Expiry date	Price	31, 2020	Issued	Exercised	Expired	2021
August 11, 2021	$1.30	714,462	—	(714,462)	—	—
August 13, 2021	$1.30	113,399	—	(113,399)	—	—
May 12, 2022	$1.30	39,475	—	(14,321)	—	25,154
May 13, 2022	$1.50	36,052	—	(27,680)	—	8,372
June 4, 2022	$1.50	25,845	—	(9,885)	—	15,960
June 10, 2022	$1.30	4,107	—	(4,107)	—	—
		933,340	—	(883,854)	—	49,486
Weighted average exercise price $		1.31	—	1.31	—	1.40
Weighted average contractual remaining life (years)		0.70	—	—	—	0.38

The continuity of warrants for the year ended December 31, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	December
Expiry date	Price	31, 2019	Issued	Exercised	Expired	31, 2020
August 11, 2021	$1.30	—	1,190,769	(476,307)	—	714,462
August 13, 2021	$1.30	—	188,999	(75,600)	—	113,399
May 12, 2022	$1.30	—	39,475	—	—	39,475
May 13, 2022	$1.50	—	36,052	—	—	36,052
June 4, 2022	$1.50	—	28,230	(2,385)	—	25,845
June 10, 2022	$1.30	—	4,107	—	—	4,107
November 29, 2022	$0.75	16,000,000	—	(16,000,000)	—	—
		16,000,000	1,487,632	(16,554,292)	—	933,340
Weighted average exercise price		$0.75	1.31	0.77	—	1.31
Weighted average contractual remaining life (years)		2.92	1.07	—	—	0.70

The weighted average fair value of warrants exercised during the year ended December 31, 2021 is $0.55 (2020 - $0.15).

The weighted average fair value of warrants issued during the year ended December 31, 2021 is $Nil (2020 - $0.55). The weighted average share price of warrants exercised at the date of exercise during the year ended December 31, 2021 is $8.18 (2020 – $1.41).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Year ended December 31,
	2021	2020
Risk-free interest rate	—	0.26%
Expected option life in years	—	1.07
Expected share price volatility(i)	—	91.94%
Grant date share price	—	$1.41
Expected forfeiture rate	—	—
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the warrant.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Year ended December 31,
	2021	2020
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(1,356,384)	(147,690)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	—	(127,234)
Options exercised by members of key management	666,875	5,753,625

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer.

As at December 31, 2021, $225,619 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2021
	$	$	$	$
Executive Chairman	300,000	1,291,220	100,000	1,691,220
Chief Executive Officer	300,000	1,291,220	100,000	1,691,220
President	210,000	1,291,220	70,000	1,571,220
Chief Financial Officer	72,000	—	—	72,000
Chief Operating Officer	195,000	544,192	65,000	804,192
Non-executive directors	80,129	1,546,426	—	1,626,555
Total	1,157,129	5,964,278	335,000	7,456,407

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2020
	$	$	$	$
Executive Chairman	269,070	15,233,481	75,000	15,577,551
Chief Executive Officer	250,000	4,722,549	325,000	5,297,549
President	195,000	1,281,825	75,000	1,551,825
Chief Financial Officer	72,900	—	—	72,900
Chief Operating Officer	157,083	291,310	33,000	481,393
Non-executive directors	20,000	886,614	—	906,614
Total	964,053	22,415,779	508,000	23,887,832

As at December 31, 2021 and 2020, there were no amounts payable to key management personnel in respect of key management compensation.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

11.	LOSS PER SHARE

	Year ended December 31,
	2021	2020
Loss attributable to common shareholders ($)	50,640,075	32,534,439
Weighted average number of common shares outstanding	154,949,075	112,657,850
Loss per share attributed to common shareholders	$0.33	$0.29

Diluted loss per share did not include the effect of 14,595,000 (2020 – 14,182,500) share purchase options and 49,486 (2020 – 933,340) common share purchase warrants as they are anti-dilutive.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2021	2020
	$	$
Non-cash investing and financing activities:
Investments received for exploration and evaluation assets	500,000	4,462,703
Investments received for private placement	—	16,736,110
Issued pursuant to acquisition of exploration and evaluation assets	3,505,408	—
Agents warrants issued in private placements	—	42,183
Agents warrants issued in initial public offering	—	771,769
Right-of-use assets	97,423	54,034
Property and equipment included in accounts payable and accrued liabilities	537,746	—
Cash paid for income taxes	—	—
Cash paid for interest	—	—

13.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

14.	INCOME TAXES

The recovery of income taxes shown in the statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2021	2020
	$	$
(Loss) income before income taxes	(50,640,075)	(32,534,439)
Income tax (recovery) expense at statutory rate	(13,673,000)	(8,784,000)
Permanent and other differences	8,136,000	6,697,000
Change in unrecognized deductible temporary differences	5,537,000	2,087,000
Income tax recovery	—	—
Statutory tax rate	27.00%	27.00%

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020
	$	$
Deferred income tax assets
Investments	254,000	94,000
Exploration and evaluation assets	3,422,000	840,000
Non-capital tax losses carryforward	2,305,000	410,000
Net capital losses carryforward	45,000	46,000
Other	1,436,000	655,000
Capital assets	150,000	30,000
	7,612,000	2,075,000
Unrecognized deferred tax assets	(7,612,000)	(2,075,000)
	—	—

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

14.	INCOME TAXES (continued)

As at December 31, 2021, the Company has Canadian non-capital loss carry forwards of $8,535,283 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2040	791,376
2041	7,743,907
8,535,283

15.	COMMITMENTS AND CONTINGENCY

Exploration

As at December 31, 2021, the Company is required to spend approximately $829,628 (December 31, 2020 - $1,844,956) over the next 12 months to keep all mineral property claims owned in good standing.

Subsequent to December 31, 2021, the Company entered into an agreement for drilling services to complete up to a minimum of 100,000m of drilling at its Queensway project. Pursuant to the terms of the agreement, the Company is subject to a one-time termination fee of $20 per undrilled meter as of the termination date up to a maximum termination fee of $2,000,000.

Legal Proceeding

In July 2021, the Company responded to a claim by ThreeD Capital Inc. and 131366 Ontario Inc. with respect to a common share purchase by Palisades Goldcorp Ltd. of 17,500,000 common shares of the Company. The outcome of this lawsuit cannot be determined at this time and therefore no amount has been accrued for.

16.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

(a)	Fair Values (continued)

Level 1	–	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	–	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3	–	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

16.	FINANCIAL INSTRUMENTS (continued)

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
December 31, 2021	31,942,458	28,078,556	3,363,902	500,000	31,942,458
December 31, 2020	21,089,997	17,132,629	3,957,368	—	21,089,997

There was no movement between levels during the year ended December 31, 2021.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at		Net Unrealized	Balance at
	January 1	Additions	Gains/Losses	December 31
	$	$	$	$
2021	—	500,000	—	500,000
2020	—	—	—	—

The addition in 2021 relates to the investment in common shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. There has been no change in the estimated fair value of this investment and it has been estimated at $500,000 at December 31, 2021.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2021 and 2020.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

16.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2021, the Company has total liabilities of $25,403,246 and cash of $100,484,576 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2021 and 2020.

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(b)	Financial Instrument Risk Exposure (continued)

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2021 would change the Company’s net loss by $3,194,245 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2021 and 2020.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2021 totalled $122,654,601 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2021 and 2020.

18.	SUBSEQUENT EVENTS

Stock Options Granted

Subsequent to December 31, 2021, 30,000 stock options were granted at an exercise price of $8.98 per share and an expiry date of January 4, 2027.

Stock Options Exercised

Subsequent to December 31, 2021, 26,875 stock options were exercised at a weighted average exercise price of $1.78 per share for gross proceeds of $47,731.

Warrants Exercised

Subsequent to December 31, 2021, 12,270 warrants were exercised at a weighted average exercise price of $1.50 per share for gross proceeds of $18,405.